[redacted]

SECURI 15045132 ION

SEC
Mail Processing
Section
FEB 27 2015
Washington DC
403

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T.S. Phillips Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3555 NW 58th Street, Suite 600
(No. and Street)

Oklahoma City	OK	73112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thompson S. Phillips, Jr. 405-943-9433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expwy., Ste. 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thompson S. Phillips, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T.S. Phillips Investments, Inc., as of 12/31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RITA OLIVER
Notary Public
State of Oklahoma
Commission # 01012272
My Commission Expires Jul 23, 2017

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
T.S. Phillips Investments, Inc.

We have audited the accompanying statement of financial condition of T.S. Phillips Investments, Inc. (the "Company") as of December 31, 2014, and the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.S. Phillips Investments, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & C O., L.L.P.

Dallas, TX
February 19, 2015

T.S. PHILLIPS INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2014

ASSETS

Cash and cash equivalents	$	124,164
Deposits with clearing broker-dealer		100,000
Receivables from clearing and other broker-dealers		294,710
Other receivables		6,464
Prepaid expenses		65,311
Deferred income tax asset		8,983
Furniture and equipment, net		18,843
	$	618,475

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	309,354
Stockholder's equity:		
Common stock, 1,000,000 shares authorized $0.10 par value, 10,000 shares issued and outstanding		1,000
Additional paid-in capital		175,000
Retained earnings		133,121
Total stockholder's equity		309,121
	$	618,475

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.

Statement of Income

For the Year Ended December 31, 2014

Revenues:		
Commissions	$	3,232,608
Interest income		66,088
Miscellaneous income		141,002
Total Income		3,439,698
Expenses:		
Commission expense		2,376,344
Employee compensation and benefits		512,038
Brokerage and clearance fees		208,686
Communications		42,633
Occupancy and equipment costs		96,168
Promotional costs		28,755
Interest		12
Data processing costs		2,712
Regulatory fees and expenses		74,724
Other expenses		71,124
Total operating expenses		3,413,196
Net income (loss) before income taxes		26,502
Provision for income taxes		7,781
Net Income	$	18,721

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2014

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2013	10,000	$ 1,000	$ 175,000	$ 114,400	$ 290,400
Net income				18,721	18,721
Balance at December 31, 2014	10,000	$ 1,000	$ 175,000	$ 133,121	$ 309,121

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2014

Balances at December 31, 2013	$	--
Increases		--
Decreases		--
Balances at December 31, 2014	$	--

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.

Statement of Cash Flows

For the Year Ended December 31, 2014

Cash Flows from Operating Activities		
Net income (loss)	$	18,721
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation		11,386
Deferred income tax		815
Change in operating assets and liabilities:		
Increase in receivables from clearing and other broker-dealers		(32,950)
Increase in other receivables		(179)
Increase in prepaid assets		(26,926)
Increase in accounts payable and accrued expenses		32,267
Increase in income taxes payable		6,966
Net cash provided (used) by operating activities		10,100
Cash Flows from Investing Activities		
Purchases of furniture and equipment		(5,648)
Net cash provided (used) by investing activities		(5,648)
Net increase (decrease) in cash and cash equivalents		4,452
Cash and cash equivalents at beginning of year		119,712
Cash and cash equivalents at end of year	$	124,164
Supplemental disclosures		
Cash paid for:		
Income taxes	$	--
Interest	$	12

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2014

Note 1 - Organization and Nature of Business

T.S. Phillips Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer which carries the accounts and securities of the Company's customers. The Company's customers consist primarily of individuals located in Oklahoma.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements present the financial position and results of operations of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which composes several classes of services, including principal transactions and agency transactions.

Revenue Recognition and Receivables

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis. Receivables from broker-dealers and clearing organizations are with the Company's clearing broker-dealer which is located in St. Louis, Missouri. These receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Note 2 - Summary of Significant Accounting Policies, continued

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns are subject to examination by over the statues of limitations, generally three years from the date of filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 3 - Furniture and Equipment

A summary of furniture and equipment at December 31, 2014 is as follows:

Furniture and fixtures	$17,651
Equipment	79,449
	$97,100
Less: accumulated depreciation	78,257
	$18,843

Note 4 - Defined Contribution Plan

The Company has a defined contribution retirement plan covering substantially all of its employees. The benefits are based on each employee's compensation and amounts the employee elects to contribute to the plan. The Company matches the employee's contribution up to 3% of the employee's compensation. The employee is fully vested in the employer's contribution. Total plan costs aggregated $12,711 for the year ended December 31, 2014.

Note 5 - Commitments and Contingent Liabilities

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The majority of the Company's transactions with off-balance sheet risk are short-term in duration.

Note 5 - Commitments and Contingent Liabilities, continued

Indemnification and Termination Charges

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2014.

The Company entered into a clearing agreement effective January 1, 2012 with a five year term. If the Company terminates the agreement before the end of the five years, the Company is subject to a cancellation charge ranging from $500,000 in the first year of the agreement to $250,000 in the fifth year of the agreement. After such time, there is no termination charge.

Note 6 - Concentration Risks

The Company has a relationship with a multi-branch regional bank that allows it to have branches in their banking facilities. A portion of the Company's securities business is conducted through these branches. If the relationship is terminated the Company may be exposed to risk.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk.

Note 7 - Operating Lease

The Company has entered into non-cancelable lease agreements for its offices and certain equipment. Rent expense for the year was $78,937. The office space lease expires February 2025. Future minimum lease payments required under the leases are as follows:

2015	$ 109,688
2016	117,508
2017	118,008
2018	118,008
2019	120,508
Thereafter	635,830
	$1,219,550

Note 8 - Related Party Transactions

The Company has business relationships with companies with common shareholders. During the year, the Company received $221,817 from these entities for reimbursement of office rent and wages and $138,160 in revenue. The Company paid $46,032 in commissions to the related entities.

At the end of the year, the Company had fees payable of $1,506 to related companies and had receivables from related companies of $2,057.

Note 9 - Income Taxes

The provision for income taxes consists of the following:

Current	$6,966
Deferred	815
Total	$7,781

The deferred income tax asset of $8,983 is due to accrued commissions payable to the sole-stockholder at December 31, 2014 which are not deductible on the Company's income tax returns until paid.

Note 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $206,114, which was $156,114 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital ratio was 1.50 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(ii) of this rule.

Supplemental Information Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934, as of

December 31, 2014

Schedule I

T.S. PHILLIPS INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

Computation of Net Capital		
Total ownership equity qualified for net capital		$ 309,121
Deductions and/or charges		
Non-allowable assets:		
Non-allowable receivables from other broker-dealers	$ 1,510	
Other receivables	6,464	
Prepaid expenses	65,311	
Deferred income tax asset	8,983	
Furniture and equipment, net	18,843	(101,111)
Net capital before haircuts on securities positions		208,010
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Money market		1,896
Net capital		$ 206,114
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses		$ 302,658
Income taxes payable		6,696
Total aggregate indebtedness		$ 309,354

Schedule I (continued)

T.S. PHILLIPS INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 20,624
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 156,114
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 146,114
Ratio: Aggregate indebtedness to net capital	1.50 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

T.S. PHILLIPS INVESTMENTS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Clearing firm: First Clearing, LLC

ACCOUNTANTS
CONSULTANTS

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors
T.S. Phillips Investments, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* T.S. Phillips Investments, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(ii) the "exemption provisions" and *(b)* T.S. Phillips Investments, Inc. stated that T.S. Phillips Investments, Inc. met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014 without exception. T.S. Phillips Investments, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 19, 2015

T.S. PHILLIPS
Investments, Inc.

3555 Northwest 58th Street, Suite 600 • Oklahoma City, Oklahoma 73112
405.943.9433 • 800.955.9433 • Fax / 405.943.3902

Service To The Investor

EXEMPTION REPORT

DECEMBER 31, 2014

Comes now the firm and makes the following statements that we believe are true and accurate to the best of our knowledge and belief:

1. The firm is exempt from the provisions of §240.15c3-3(k)(2)(ii).

2. The firm met the identified exemption provisions in §240.15c3-3(k)(2)(ii) from June 1, 2014 through December 31, 2014, without exception.

Thompson S. Phillips, Jr.
President

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2014

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
T.S. Phillips Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by T.S. Phillips Investments, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating T.S. Phillips Investments, Inc.'s compliance with the applicable instructions of the Form SIPC-7. T.S. Phillips Investments, Inc.'s management is responsible for T.S. Phillips Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards adopted by the Public Company Accounting Oversight Board ("PCAOB"). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal), noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 19, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2856*********************MIXED AADC 220
065661 FINRA DEC
T S PHILLIPS INVESTMENTS INC
3555 NW 58TH ST STE 600
OKLAHOMA CITY OK 73112-4724

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,671

B. Less payment made with SIPC-6 filed (exclude interest) ( )
7/17/14
Date Paid

C. Less prior overpayment applied (1305)

D. Assessment balance due or (overpayment) 1,366

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,366

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,366

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

T S Phillips Investments, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of February, 20 15.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2014** and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,439,697
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,162,642
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	208,686
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 12	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	12
Total deductions	2,371,340
2d. SIPC Net Operating Revenues	$ 1,068,357
2e. General Assessment @ .0025	$ 2,671 (to page 1, line 2.A.)